

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03016623

DC

No Act
P.E. 12-23-02

February 26, 2003

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2003

Re: The Boeing Company
Incoming letter dated December 23, 2002

Dear Ms. Sroufe:

This is in response to your letter dated December 23, 2002 concerning a shareholder proposal submitted to Boeing by James Janopaul. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RECEIVED
2002 DEC 26 PM 3:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 23, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by James Janopaul, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 4, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from James Janopaul, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to poison pills and states, in relevant part:

> *Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company in order to advance his own personal agenda and thereby thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules. Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the SEC during the 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing*

Co. (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb.7, 2001).

Explanation of Bases for Exclusion

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a-9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of the Proponent's previous proposals and statements under this rule, *See, for example, Honeywell International Inc.* (Oct. 26, 2001); *APW Ltd* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 10, 2000); *The Home Depot, Inc.* (Apr. 4, 2000); *Electronic Data Systems Corp.* (Mar. 24, 2000); *The Boeing Co.* (Mar. 6, 2000); *Honeywell International Inc.* (Mar. 2, 2000); *Sempra Energy* (Feb. 29, 2000); *Caterpillar Inc.* (Jan. 13, 2000); *Raytheon Co.* (Mar. 9, 1999); and *The Boeing Co.* (Feb. 23, 1999).

First, the **statement appearing in paragraph four**—"*A pill could prevent the emergence of a more capable management team.*"—is properly excludable unless modified because it inappropriately and misleadingly cast the Proponent's own opinions as statements of fact. The Proponent should qualify the foregoing statements by including "The Proponent believes. . ." or "In the opinion of the Proponent. . ." or some other acceptable variation. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Colgate-Palmolive Co.* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002). Without such qualification, the statements misleadingly suggest facts that have not otherwise been documented.

Second, several statements are properly excludable unless modified because they inappropriately and misleadingly cast the Proponent's own opinions as the opinion of shareholders in general, as follows:

- [paragraph 1] *"Shareholders recommend. . ."*
- [paragraph 4] *"Shareholders believe. . . "*
- [[paragraph 5] *"Shareholders question. . ."*
- [paragraph 8] *"Shareholders believe. . ."*

The Proponent should revise the foregoing statements to indicate that they are his opinions rather than the opinions of shareholders in general. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Colgate-Palmolive Co.* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002). To our knowledge, there are no co-sponsors of the Proposal. And, without such qualification, the statements misleadingly suggest a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

Third, there are several statements that are properly excludable unless modified because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. For example:

- [first heading] *"This topic won an average 60%-yes vote at 50 companies in 2002."*
- [paragraph 2] *"Certain governance experts believe. . ."*
- [paragraph 8] *"In recent years, various companies have redeemed their pill or sought shareholder input on their pill."*

The Proponent should specifically identify the "major companies," "certain governance experts" and "various companies" or provide factual support in the form of a citation to a specific source appearing in the Proposal text for each of the foregoing statements. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See Southwest Airlines Co.* (Mar. 25, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002); *Occidental Petroleum Corp.* (Mar. 8, 2002).

Fourth, the **heading and first sentence of paragraph two**—*"Harvard Report: A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value"* is excludable because, to our knowledge, it is an incorrect citation. Our review of Harvard Business School publications during the year 2001 has found no such study. In the past, Proponent has been unable to substantiate quotations and citations and has been previously admonished by the Staff on this issue. *See for example, APW Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 27, 2001); *Raytheon Co.* (Feb. 26, 2001). We respectfully request that the Staff take notice of this issue and consider measures to prevent the Proponent's continued abuse of the proxy rules. At a minimum the Proponent should provide a correct citation for the study. This request is consistent with the Staff's response to similar references to studies made in Proponent's proposal. *See, for example, The Boeing Co.* (Mar. 2, 2002) (directing proponent to provide factual support for and a specific publication date for a SEC study referenced in his proposal).

Fifth, the **only sentence in paragraph three**—*"This proposal topic won more than 50% of our yes-no votes at our 2002 shareholder meeting"*—is excludable because it misleadingly suggests the Proponent's 2002 proposal passed, when in fact it did not. Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. *See Del. Gen. Corp. Law Section 216(2).* As indicated in the Form 10-Q report filed following the Company's 2002 annual meeting, the Proponent's 2002 poison pill proposal received 49.46% of the shares present and entitled to vote. The Proponent's figure reflects the vote total for the percentage of the votes for and against: 50.66%. This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. Proponent misleads shareholders by suggesting that his proposal "won more than 50% of our yes-no votes." and was approved when in fact it did not pass in any legal sense. Proponent's statements also misleadingly imply that the Company is flouting Delaware law at the expense of its shareholders. Describing the prior elections solely in terms of the "yes-no" count misstates the results and only confuses shareholders.

Sixth, **paragraph five** beginning *"Shareholders question. . ."* and ending *". . . restricts shareholder right to act by written consent"* is properly excludable because it is replete with misleading statements for which the Proponent has offered no factual foundation. The Proponent conveniently fails to disclose to his fellow shareholders that the Company does not now have a poison pill in effect, a fact the Company has reported in its opposition statements to such proposals each year. By doing so Proponent misleadingly suggests to shareholders that the Company has a poison pill in place and arbitrarily refuses to allow shareholders a vote on the issue. Proponent does not identify which bylaws can be approved by management without shareholder approval and whether those bylaws are material to the financial interests of the shareholders, Proponent's oft-stated concern. Proponent misleadingly suggests that the Company arbitrarily eliminated cumulative voting rights from its articles of incorporation and bylaws, but does not even attempt to specify whether the Company ever had cumulative voting rights for shareholders in the first place. In total, the misleading statements in paragraph five are intended solely to suggest to shareholders facts or allegations for which the Proponent has not offered any factual foundation.

Seventh, **paragraphs six and seven**, beginning *"Flaws in our Management's Response. . ."* and ending *". . .apparently outsources key corporate governance issues"* are properly excludable because they are irrelevant to the Proposal and inflammatory. Generally, these paragraphs are merely a continuation of several complaints voiced by the Proponent at the Company's 2002 Annual Meeting in Chicago—complaints that have nothing to do with the substance of his proposals or their relevance to shareholders. We note that on prior occasions, the Staff has directed the Proponent to delete similarly irrelevant and inflammatory discussions from his proposals. *The Boeing Co.* (Feb. 7, 2002) (directing Proponent to delete discussion from proposal concerning Company's use of a law firm to handle shareholder proposals and board's unwillingness to permit shareholder votes on "routine" topics). Further, these paragraphs misleadingly imply, without factual foundation, that the Company's Board of Directors and officers are somehow engaging in improper conduct, an implication not permitted under Proxy Rule 14a-9, note (b).

Specifically, the following statements in paragraphs six and seven are excludable:

- **Bullet one of paragraph six,** *"Our management relied on a study by a management–oriented firm—ignoring favorable studies by shareholder-oriented firms,"* is misleading because it casts the Proponent's opinion as a statement of fact. Whether Georgeson & Co., the firm whose study was referenced in the 2002 Board of Directors' opposition statement, is *"management-oriented"* is the Proponent's opinion, nothing else. The statement is also properly excludable because it misleadingly suggests to shareholders that the board has a duty to gather information from unidentified sources and reference these unidentified and biased sources in its statement in opposition. We note that the Staff has specifically asked the Proponent to delete a similar statement from the poison pill proposal he submitted to Raytheon Company. *See Raytheon Co.* (Mar. 13, 2002).

- **Bullet two of paragraph six,** *"The management text uses unsupported words such as 'overriding objective,'"* is excludable because it casts the Proponent's opinion as a statement of fact and is, more importantly, simply incomprehensible. The phrase *"overriding objective"* appeared once in the Company's board statement in opposition to Proponent's 2002 pill proposal and referred to the board's goal or purpose with respect to maximizing shareholder value. Whether *"overriding objective"* is a supported or unsupported phrase is the proponent's opinion. Moreover, Proponent's statement should be excluded because it makes no sense and will only confuse shareholders. Proponent does not explain why the phrase "overriding objective" is an unsupported phrase or why it needs supporting at all.

- **Bullet three of paragraph six,** *"[T]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic,"* is properly excludable because it is misleading, irrelevant, and indirectly impugns the character of the board of directors. No evidence or documentation is offered to support this claim. The statement misleadingly suggests that the Company is under an affirmative obligation to gather information from unidentified institutions or analysts and then fill its opposition statement with references to such reports. The statement further misleadingly suggests that the board's opposition to past poison pill proposals is arbitrary. Thus, the statement indirectly impugns without factual foundation the character of the members of the board of directors, a tactic clearly prohibited by Proxy Rule 14a-9 and the Staff's interpretations thereunder. *See Maytag Corp.* (Mar. 14, 2002); *Raytheon Co.* (Mar. 13, 2002); *Honeywell Int'l, Inc.* (Oct. 26, 2001). The statement is also irrelevant because how the Company chooses to respond to a shareholder proposal is unrelated to the topic of a shareholder vote on poison pills.

- **Paragraph seven**, beginning, *"Our company hired a $100 million law firm"* and ending, *"out-sources key corporate governance issues,"* is excludable because it is irrelevant to the proposal and inflammatory. The Proponent's statement implies that the Company's Board and officers are somehow engaging in improper conduct by retaining legal counsel to vet Proponent's numerous proposals. However, it is precisely because the Proponent's proposals are often filled with false and misleading statements that the Company is forced to retain legal counsel to deal with his proposals in the first place *See, for example, The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 16, 2001); *The Boeing Co.* (Feb. 13, 2001).

We note that on prior occasions, the Staff has directed the Proponent to delete similarly irrelevant and inflammatory discussions from his proposals. *Raytheon Co.* (Mar. 13, 2002) (directing Proponent to delete discussion concerning management's response to the proposal topic); *The Boeing Co.* (Feb. 7, 2002) (directing Proponent to delete discussion concerning Company's use of a law firm to handle shareholder proposals and board's unwillingness to permit shareholder votes on "routine" topics).

Eighth, the **heading and first sentence of paragraph eight**, *"The Council of Institutional Investor www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills,"* is properly excludable because it omits material information and is misleading. The statement fails to disclose, among other things, (i) that CII's recommendation is a *general* recommendation only and that, as such, it does not take into account the specifics regarding the Company, its governing instruments or the requirements of Delaware law, and (ii) any reason why Company shareholders who are *not* CII members should give any weight to CII's recommendation. In addition the statement is devoid of any factual foundation for the assertion that CII represents "*120 pension funds investing $1.5 trillion.*"

Proponent's particular **reference to the website www.cii.org** is properly excludable as an alleged source for information regarding the recommendation that the Company's shareholders approve all poison pills because the reference is false and misleading. There is nothing on the main web page **www.cii.org** with regard to "poison pills." While we are aware that the council maintains other pages (some of which may be accessed through the referenced page) that may contain potentially relevant information, this page does not. As the Staff has noted, a website address may be excluded because the "information contained on the website may be. . .irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No.* 14 (July. 13, 2001). We note also that the Staff consistently directs the Proponent to delete the CII website from his proposals. *See Allegheny Energy, Inc.* (Mar. 20, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002); *Raytheon Co.* (Mar. 13, 2002); *Pharmacia Corp.* (Mar. 07, 2002); *Bristol-Myers Squibb Co.* (Mar. 4, 2002); *The Boeing Co.* (Mar. 2, 2002); *Sears Roebuck & Co.* (Feb. 26, 2002). Notwithstanding this, the Proponent persists in including the reference in his proposals.

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/ materially false and misleading statements—because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 1 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Co.* (Jul. 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: John Chevedden
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

EXHIBIT A

4 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This proposal topic won more than 50% of our yes-no votes at our 2002 shareholder meeting.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an input on any poison pill considered by our company.
2) And that our management not be sheltered in their jobs by preventing a shareholder vote on a poison pill. A pill could prevent the emergence of a more capable management team.

Shareholders question the reason our management needs to be sheltered from a shareholder vote regarding a poison pill. Our management is already sheltered by the following items that limit shareholder input to our company:

1) Our board can amended certain bylaws without shareholder approval.
2) Meanwhile a 75%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally a 75%-shareholder vote is required to approve certain business combinations.
4) Cumulative voting rights were eliminated by our company.
5) Our company restricts shareholder right to act by written consent.

Flaws in our Management's Response to this Topic

In our management's 2002 formal statement on this topic:

1) Our management relied on a study by a management-oriented firm – ignoring favorable studies by shareholder-oriented firms.
2) The management text uses unsupported words such as "overriding objective."
3) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic.

Additionally:

1) Our company hired a $100 million law firm to try to prevent shareholders from even casting a vote on this topic in 2002.
2) Although our company has 120 in-house lawyers, our management apparently out-sources key corporate governance issues.

EXHIBIT A

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed their pill or sought shareholder input on their pill. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Allow Shareholder Vote regarding Poison Pills
Yes on 4

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2002

The proposal recommends that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Boeing may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";
- in each sentence that begins "Shareholders believe . . .", "Shareholders question . . ." or "Shareholders recommend . . ." delete the reference to "Shareholders" and recast the sentence as the proponent's belief or recommendation;
- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . positively related to company value";
- specifically identify the "certain governance experts" referenced in the sentence that begins "Certain governance experts believe . . . and ends ". . . leading to a higher stock price" and provide factual support in the form of a citation to a specific source for that sentence;
- recast the sentence that begins "A pill could prevent . . ." and ends ". . . more capable management team" as the proponent's opinion;
- delete the discussion that begins "Shareholders question the reason . . ." and ends ". . . act by written consent";
- delete the discussion that begins "Flaws in our Management's Response to this Topic . . ." and ends ". . . out-sources key corporate governance issues";

- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;

- specifically identify the "various companies" referenced in the sentence that begins "In recent years . . ." and ends ". . . sought shareholder input on their pill" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor